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                            May 11, 2023

       Michael Casamento
       Chief Financial Officer
       Amcor plc
       83 Tower Road North
       Warmley, Bristol
       United Kingdom, BX308XP

                                                        Re: Amcor plc
                                                            Form 10-K for the
Year Ended June 30, 2022
                                                            Form 10-Q for the
Quarter Ended December 31, 2022
                                                            Form 8-K furnished
February 7, 2023
                                                            Response Letter
Dated April 28, 2023
                                                            File No. 001-38932

       Dear Michael Casamento:

              We have reviewed your April 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 31, 2023 letter.

       Response letter dated April 28, 2023

       Form 10-K for the Year Ended June 30, 2022
       Note 21. Segments, page 97

   1. We note that in your response to our prior comment 4 you have provided gross profit margin trends for your
five operating segments. Please also provide us with the applicable revenue amounts for
each historic and forecasted period.
 Michael Casamento
Amcor plc
May 11, 2023
Page 2
Form 8-K furnished February 7, 2023
Exhibit 99.1 Earnings Release, page 14

2. We note from your response to our prior comment 6 that you use Adjusted Free Cash
         Flow as a financial performance measure. Please revise to reconcile only to the most directly comparable GAAP measure, which would be net income, rather than "net cash used from operating activities." Refer to item (10)(e)(i)(B) of Regulation S-K. Also, please explain to us, and revise your disclosure in future filings, to provide more detail including the quantification and nature of the cost components included in the adjustment for "Russia-Ukraine conflict impacts, material transaction and integration related costs."
        You may contact Claire Erlanger at (202) 551-3301 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Casamento                           Sincerely,
Comapany NameAmcor plc
                                                              Division of
Corporation Finance
May 11, 2023 Page 2                                           Office of
Manufacturing
FirstName LastName